Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF

SILVERCREST MINES INC.

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(UNAUDITED)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of SilverCrest Mines Inc. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company‘s circumstances. Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Audit Committee of the Board of Directors meets periodically with Management to review results of the condensed consolidated interim financial statements and related financial reporting matters prior to submitting the condensed consolidated interim financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

The condensed consolidated interim financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

SILVERCREST MINES INC.

Table of Contents

Page
Condensed Consolidated Statements of Financial Position	3
Condensed Consolidated Interim Statements of Operations and Comprehensive Earnings (Loss)	4
Condensed Consolidated Interim Statements of Cash Flows	5
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Deficiency)	6
Notes to the Condensed Consolidated Interim Financial Statements	7 – 20

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

AS AT

	June 30, 2012	December 31, 2011

ASSETS

Current Assets
Cash and cash equivalents	$33,495,581	$9,740,274
Designated cash (note 10)	1,450,000	1,450,000
Short term investments	-	14,749,500
Amounts receivable	253,496	541,104
Prepaid expenses	290,985	259,881
Inventory (note 5)	10,779,053	9,293,761
Total Current Assets	46,269,115	36,034,520

Non-Current Assets
Value added taxes receivable	5,138,964	3,442,815
Property, plant and equipment (note 6)	33,907,688	32,848,898
Exploration and evaluation assets (note 7)	7,351,420	4,352,304
Total Non-Current Assets	46,398,072	40,644,017

TOTAL ASSETS	$92,667,187	$76,678,537

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$4,105,430	$2,669,887
Income taxes payable	1,706,000	985,000
Derivative instruments (note 10)	8,929,017	5,722,320
Deferred revenue (note 8)	1,962,735	2,565,084
Total Current Liabilities	16,703,182	11,942,291

Non-Current Liabilities
Asset retirement obligations (note 9)	3,031,207	3,025,742
Deferred revenue (note 8)	8,215,778	8,999,539
Deferred tax liability (note 20)	655,000	364,000
Derivative instruments (note 10)	11,399,499	18,141,887
Total Non-Current Liabilities	23,301,484	30,531,168

Total Liabilities	40,004,666	42,473,459

Shareholders’ Equity
Capital stock (note 11)	67,528,741	64,229,007
Reserves (note 11)	4,715,514	5,066,791
Accumulated comprehensive loss	(2,146,983)	(2,059,568)
Deficit	(17,434,751)	(33,031,152)
Total Shareholders' Equity	52,662,521	34,205,078

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$92,667,187	$76,678,537

Nature of operations (note 1)

Approved by the Board and authorized for issue on August 14, 2012.

“J. Scott Drever”	Director	“Barney Magnusson”	Director
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

For the three and six months ended June 30	Three months ended		Six months ended
	2012	2011	2012	2011

Revenues (note 12)	$15,982,031	$8,556,261	$35,581,601	$8,556,261

Cost of sales (note 13)	(4,420,287)	(2,109,801)	(8,911,418)	(2,109,801)

Depletion, depreciation and accretion	(1,496,297)	(741,373)	(2,980,138)	(741,373)

Mine operating earnings	10,065,447	5,705,087	23,690,045	5,705,087

Income (expenses)
General and administrative expenses (note 14, 16)	(1,219,878)	(853,404)	(2,392,075)	(1,472,828)
Share-based compensation (note 11)	(216,226)	(156,378)	(547,365)	(363,358)
Foreign exchange loss	(288,246)	(198,903)	(46,925)	(347,960)
Interest income	67,224	35,806	142,917	49,959
Finance costs	-	(293,422)	-	(293,422)
Gain (loss) on derivative instruments (note 10)	2,360,560	(3,506,088)	(282,196)	(5,905,041)
	703,434	(4,972,389)	(3,125,644)	(8,332,650)

Income (loss) before taxes	10,768,881	732,698	20,564,401	(2,627,563)

Taxes
Current income tax expense	(952,000)	-	(4,677,000)	-
Deferred tax expense	(291,000)	-	(291,000)	-
Net income (loss)	9,525,881	732,698	15,596,401	(2,627,563)

Other comprehensive earnings (loss)
Exchange (loss) gain in translation to US Dollars	(360,236)	57,731	(87,415)	596,082

Comprehensive earnings (loss) for the period	$9,165,645	$790,429	$15,508,986	$(2,031,481)

Earnings (loss) per common share (note 15)
Basic	$0.10	$0.01	$0.17	$(0.03)
Diluted	$0.10	$0.01	$0.17	$(0.03)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

For the six months ended June 30	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$15,596,401	$(2,627,563)
Items not affecting cash:
Depletion, depreciation and accretion	2,980,138	741,373
Interest income	(142,917)	(49,959)
Share-based compensation	547,365	363,358
Finance costs	-	293,422
Unrealized foreign exchange loss	219,451	267,693
Loss on derivatives (note 10)	282,196	5,905,041
Derivative revenue recorded (note 12)	(3,817,887)	(2,007,810)
Deferred revenue (note 8)	(1,386,110)	(322,725)
Current income tax expense	4,677,000	-
Deferred tax liability	291,000	-
Cash flows before changes in working capital items	19,246,637	2,562,830
Amounts receivable	183,214	(1,108,913)
Taxes receivable	(1,696,149)	(827,620)
Prepaid expenses	(30,638)	(48,835)
Inventory	(1,271,828)	(1,731,687)
Accounts payable and accrued liabilities	667,355	1,589,942
Cash flows before income taxes	17,098,591	435,717
Income taxes paid	(3,956,000)	-
Net cash provided by operating activities	13,142,591	435,717
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	-	30,924,000
Capital stock issuance costs	-	(2,107,552)
Warrants exercised	2,330,647	-
Stock options exercised	70,445	68,248
Long term debt - repayment	-	(2,100,000)
Interest paid	-	(577,720)
Net cash provided by financing activities	2,401,092	26,206,976
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(3,921,927)	(5,634,716)
Short term investments	14,490,000	(15,316,500)
Sales of silver and gold capitalized	-	3,810,044
Exploration and evaluation	(2,556,754)	(885,105)
Interest received	248,452	33,634
Net cash provided by (used in) investing activities	8,259,771	(17,992,643)

Impact of exchange rate changes on cash and cash equivalents	(48,147)	190,564

Change in cash and cash equivalents, during period	23,755,307	8,840,614
CASH AND CASH EQUIVALENTS, beginning of period	11,190,274	9,034,623
CASH AND CASH EQUIVALENTS, end of period	$34,945,581	$17,875,237

Cash and cash equivalents is represented by:
Cash	$17,304,131	$7,092,237
Cash equivalents	16,191,450	9,333,000
Designated cash	1,450,000	1,450,000
	$34,945,581	$17,875,237

  Supplemental disclosure with respect to cash flows (note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

	Capital Stock		Reserves	Accumulated	Deficit	Total
	Number	Amount	Share-Based	Comprehensive
			Payments	Loss
Balance at January 1, 2011	66,877,929	$33,630,810	$3,665,997	$(1,037,178)	$(42,487,571)	$(6,227,942)

Stock options exercised	106,250	101,814	(33,567)	-	-	68,247
Issuance of capital stock	18,750,000	30,924,000	-			30,924,000
Share issuance costs	-	(2,107,552)	-	-	-	(2,107,552)
Share-based compensation	-	-	363,358	-	-	363,358
Fair value of agent warrants	-	(401,550)	401,550	-	-	-
Loss for the period	-	-	-	-	(2,627,563)	(2,627,563)
Currency translation adjustment	-	-	-	596,082	-	596,082

Balance at June 30, 2011	85,734,179	62,147,522	4,397,338	(441,096)	(45,115,134)	20,988,630

Warrants exercised	562,500	1,085,475	(200,775)	-	-	884,700
Stock options exercised	837,500	1,000,294	(339,736)	-	-	660,558
Share issuance costs	-	(4,284)	-	-	-	(4,284)
Share-based compensation	-	-	1,209,964	-	-	1,209,964
Net earnings for the period	-	-	-	-	12,083,982	12,083,982
Currency translation adjustment	-	-	-	(1,618,472)	-	(1,618,472)

Balance at December 31, 2011	87,134,179	64,229,007	5,066,791	(2,059,568)	(33,031,152)	$34,205,078

Warrants exercised	2,552,200	3,203,325	(872,678)	-	-	2,330,647
Stock options exercised	50,000	96,409	(25,964)	-	-	70,445
Share-based compensation	-	-	547,365	-	-	547,365
Net earnings for the period	-	-	-	-	15,596,401	15,596,401
Currency translation adjustment	-	-	-	(87,415)	-	(87,415)

Balance at June 30, 2012	89,736,379	$67,528,741	$4,715,514	$(2,146,983)	$(17,434,751)	$52,662,521

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

1.      NATURE OF OPERATIONS

SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. The Company is engaged in mining at the Santa Elena Mine in Mexico and is involved in related activities including acquisition, exploration, development, extraction, processing and reclamation.

The head office and principal address of the Company is 570 Granville Street, Suite 501, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3E8. SilverCrest is a public company which is listed on the TSX Venture Exchange (under the symbol SVL) and the OTCQX (under the symbol STVZF).

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company on August 14, 2012.

2.      BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with SilverCrest’s most recently issued consolidated financial statements for the year ended December 31, 2011, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgments and estimates were presented in Note 2 of these consolidated financial statements, and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

These condensed consolidated interim financial statements include the accounts of SilverCrest and its wholly-owned subsidiaries NorCrest Silver Inc., and SVL Minerals Ltd. (both incorporated under the laws of Canada), and Nusantara de Mexico S.A. de C.V., Santa Elena Oro y Plata S.A. de C.V., Minera de Cerro Santo S.A. de C.V., Magellan Exploracion S.A. de C.V. and SilverCrest de Mexico S.A. de C.V. (all incorporated under the laws of Mexico). All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

SilverCrest consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company has the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

Company	Ownership%	Place of Incorporation	Principal Activity
NorCrest Silver Inc.	100%	Canada	Holding Company
SVL Minerals Ltd.	100%	Canada	Holding Company
Nusantara de Mexico S.A. de C.V.	100%	Mexico	Santa Elena Mine and Mineral Development
Santa Elena Oro Y Plata S.A. de C.V.	100%	Mexico	Service Company
Minera de Cerro Santo S.A. de C.V.	100%	Mexico	Service Company
Magellan Exploracion S.A. de C.V.	100%	Mexico	Service Company
SilverCrest de Mexico S.A. de C.V.	100%	Mexico	Exploration and Evaluation

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

3.      NEW STANDARDS NOT YET ADOPTED

The International Accounting Standards Board (“IASB”) issued the following pronouncements that are effective for years beginning January 1, 2013, or later and may affect the Company’s future financial statements.

•	IFRS 9, Financial Instruments

•	IFRS 10, Consolidated Financial Statements

•	IFRS 11, Joint Arrangements

•	IFRS 12, Disclosure of Interests in Other Entities

•	IFRS 13, Fair Value Measurement

•	IAS 32, Financial Instruments Presentation

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

These new and revised accounting standards have not yet been adopted by SilverCrest, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

4.      MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to support normal operating requirements at the Santa Elena Mine, continue the exploration and evaluation of its mineral properties and support any expansionary plans.

The Company considers items in its shareholders’ equity as its capital.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to issue new equity, dispose of certain of its assets or issue debt.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its operations at the Santa Elena Mine, exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors. There are no external restrictions on management of capital except as disclosed in note 10.

The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company expects to have sufficient capital resources to meet its planned operational expenses, financing obligations, administrative overhead expenses and exploration plans for 2012. Actual funding requirements may vary from those planned due to a number of factors, including the progress of operations at the Santa Elena Mine and other exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

5.      INVENTORY

	June 30, 2012	December 31, 2011
Silver and gold in process	$7,781,509	$7,074,079
Finished goods - dore bars	2,084,977	1,545,042
Supplies	912,567	674,640
	$10,779,053	$9,293,761

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

6.      PROPERTY, PLANT AND EQUIPMENT

	Santa Elena Mine			Corporate	Total
	Equipment	Mining Assets	Expansion	Office
Cost
Balance at January, 1, 2011	$18,848,150	$19,158,719	$-	$29,395	$38,036,264
Additions	2,693,505	3,606,506	2,025,614	40,844	8,366,469
Sales of silver and gold (1)	-	(4,856,037)	-	-	(4,856,037)
Inventory adjustment (2)	-	(3,710,287)	-	-	(3,710,287)
Balance at December 31, 2011	21,541,655	14,198,901	2,025,614	70,239	37,836,409
Additions	708,840	105,939	3,403,107	29,041	4,246,927
Balance at June 30, 2012	$22,250,495	$14,304,840	$5,428,721	$99,280	$42,083,336

Accumulated depreciation and depletion
Balance at January, 1, 2011	$674,716	$-	$-	$15,947	$690,663
Charge for the year	2,504,028	1,779,758	-	13,062	4,296,848
Balance at December 31, 2011	3,178,744	1,779,758	-	29,009	4,987,511
Charge for the period	1,555,461	1,601,944	-	30,732	3,188,137
Balance at June 30, 2012	$4,734,205	$3,381,702	$-	$59,741	$8,175,648

Carrying amounts
At December 31, 2011	$18,362,911	$12,419,143	$2,025,614	$41,230	$32,848,898

At June 30, 2012	$17,516,290	$10,923,138	$5,428,721	$39,539	$33,907,688

(1) Sales of silver and gold consist of revenue recorded in the first quarter of 2011, before commencement of commercial production and include $3,810,044 in cash, $180,955 from amortization of deferred revenue and $865,038 from derivative revenue recorded.

(2) During the quarter ended June 30, 2011, the Company made an adjustment of $3,710,287 to the Santa Elena Mine Assets carrying value, to reflect the opening inventory position as of April 1, 2011 relating to finished goods and silver and gold contained in process.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

7.      EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers and rights of ownership may be affected by undetected defects.

2012			2012
	Cruz de Mayo	La Joya	Total
Balance at December 31, 2011	$1,697,295	$2,655,009	$4,352,304
Additions
Acquisition and option payments	$-	$50,000	$50,000
Deferred exploration costs:
Depreciation	-	8,984	8,984
Assays	54,236	189,720	243,956
Drilling	455,463	1,310,483	1,765,946
Exploration and general	72,336	496,067	568,403
Professional fees	-	8,825	8,825
Salaries	77,392	98,424	175,816
Technical consulting and services	-	177,186	177,186
Subtotal, 2012 additions	659,427	2,339,689	2,999,116

Balance at June 30, 2012	$2,356,722	$4,994,698	$7,351,420

2011			2011
	Cruz de Mayo	La Joya	Total
Balance at January 1, 2011	$1,257,944	$471,059	$1,729,003
Additions
Acquisition and option payments	$45,000	$160,000	$205,000
Deferred exploration costs:
Depreciation	-	7,858	7,858
Assays	5,097	70,402	75,499
Drilling	97,321	891,620	988,941
Exploration and general	220,785	691,260	912,045
Professional fees	-	5,528	5,528
Salaries	45,988	43,257	89,245
Technical consulting and services	25,160	314,025	339,185
Subtotal, 2011 additions	439,351	2,183,950	2,623,301

Balance at December 31, 2011	$1,697,295	$2,655,009	$4,352,304

Cruz de Mayo Project, Mexico

The Company purchased a 100% interest in certain mineral concessions, located in Sonora State, Mexico, in 2004, and on November 19, 2010, finalized an assignment agreement to acquire a 100% interest in the El Guereguito concession in the same state. The Company has the right to acquire the 100% interest in the El Guereguito concession by making the following staged option payments totaling $1,000,000.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

7.      EXPLORATION AND EVALUATION ASSETS (continued)

	El Guereguito
November 19, 2010	$20,000	(paid)
May 19, 2011	20,000	(paid)
November 19, 2011	25,000	(paid)
November 19, 2012	50,000
November 19, 2013	50,000
	165,000
$50,000 on each anniversary date	835,000
TOTAL	$1,000,000

The Company has the right to make early payment with no additional consideration. There is a 2.5% NSR royalty which ceases on cumulative payments of $1,000,000.

La Joya Project, Mexico

During 2010, the Company entered into agreements to acquire a 100% interest in the La Joya Project located southeast of Durango City, Durango State, Mexico.

On June 21, 2010, the Company entered into the “La Joya West” agreement for purchase and sale. The Company has the right to acquire a 100% interest by making the following staged payments totaling $2,680,000 over a period of 3 years.

	La Joya West
June 21, 2010	$20,000	(paid)
October 21, 2010	20,000	(paid)
April 21, 2011	60,000	(paid)
October 21, 2011	80,000	(paid)
June 21, 2013	2,500,000
TOTAL	$2,680,000

The final $2,500,000 payment can be settled as follows: $1,250,000 in shares or by a combination of cash and shares at the Company’s discretion and $1,250,000 by a negotiated combination of cash and shares. The Company is required to incur $200,000 of exploration expenditures annually. There is a 2% NSR royalty from production of minerals.

On November 25, 2010, the Company entered into the “La Joya East” agreement for purchase and sale. The Company has the right to acquire a 100% interest by making the following staged payments totaling $1,500,000 over a period of 3 years.

	La Joya East
December 31, 2010	$25,000	(paid)
June 30, 2011	20,000	(paid)
December 31, 2011	50,000	(paid)
June 30, 2012	60,000	(paid - subsequent to period end)
December 31, 2012	70,000
June 30, 2013	100,000
December 31, 2013	1,175,000
TOTAL	$1,500,000

The final $1,175,000 payment can be settled in shares of the Company or by a combination of cash and shares at the Company’s discretion. Of the option payment, $750,000 shall be deemed to be advanced royalty payments made on account of the NSR. There is a 2% NSR royalty from production of minerals.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

8.     DEFERRED REVENUE

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm Gold Ltd. under which the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V., agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of $12,000,000. The agreement also provides for ongoing per-ounce payments by Sandstorm equal to the lesser of $350 and the prevailing spot gold market price upon delivery of gold. The per ounce price of $350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Project begins commercial production.

If the Company decides to develop an underground mine on the Santa Elena Project, Sandstorm has the right to purchase 20% of the gold from the underground mine at a per ounce price equal to the lesser of $450 and the prevailing spot gold market price, subject to an increase of 1% per annum beginning on the 3rd anniversary from the date the underground mine begins commercial production. In exchange, Sandstorm will pay 20% of the capital expenditures incurred, related to the gold stream, to determine the economic viability and to construct the underground mine and mill facilities.

During the six month period ended June 30, 2012, the Company recorded revenue of $2,678,820 (2011 – $967,957 of which $344,252 was capitalized) related to the delivery of 3,693 gold ounces (2011 – 1,327) to Sandstorm, which consisted of $1,292,710 (2011 – $464,277) in cash and $1,386,110 (2011 - $503,680) from amortization of deferred revenue.

Details of changes in the balance are as follows:

	Upfront Deposit	Sandstorm Shares	Total Deferred Revenue

As at December 31, 2010	$11,942,689	$1,426,285	$13,368,974
Delivery of gold	(1,611,851)	(192,500)	(1,804,351)
As at December 31, 2011	10,330,838	1,233,785	11,564,623
Less current portion	(2,291,425)	(273,659)	(2,565,084)
Deferred revenue	$8,039,413	960,126	8,999,539

As at December 31, 2011	$10,330,838	1,233,785	11,564,623
Delivery of gold	(1,238,231)	(147,879)	(1,386,110)
As at June 30, 2012	9,092,607	1,085,906	10,178,513
Less current portion	(1,753,338)	(209,397)	(1,962,735)
Deferred revenue	$7,339,269	$876,509	$8,215,778

9.       ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations relate to the operation of the Santa Elena, Cruz de Mayo and La Joya Projects.

Details are as follows:

	June 30, 2012	December 31, 2011
Balance, beginning of year	$3,025,742	$1,486,482
Change in obligations	-	1,442,916
Accretion expense	5,465	96,344
Balance, end of period	$3,031,207	$3,025,742

The fair value of the estimated future expenditures as at June 30, 2012, has been estimated to be $3,031,207 (2011 - $3,025,742). In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 4.7% (2011 – 4.7%), a discount rate of 6.11% (2011 – 5.75%) and projected mine life of 8 years.

In view of uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws and legislation. Future changes in asset retirement obligations, if any, could have a significant impact.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

10.    DERIVATIVE INSTRUMENTS

Details are as follows:

	Hedging Facility	European Gold Call Option	Total Derivative Instrument Liability
As at December 31, 2010	$26,245,264	$2,223,579	$28,468,843
Delivery of gold	(13,081,984)	-	(13,081,984)
Changes in mark-to-market value	10,700,927	797,030	11,497,957
Cash settlement	-	(3,020,609)	(3,020,609)
As at December 31, 2011	23,864,207	-	23,864,207
Less current portion	(5,722,320)	-	(5,722,320)
Derivative instruments	$18,141,887	$-	$18,141,887

As at December 31, 2011	$23,864,207	$-	$23,864,207
Delivery of gold	(3,817,887)	-	(3,817,887)
Changes in mark-to-market value	282,196	-	282,196
As at June 30, 2012	20,328,516	-	20,328,516
Less current portion	(8,929,017)	-	(8,929,017)
Derivative instruments	$11,399,499	$-	$11,399,499

Macquarie Bank Limited (“MBL”) – Hedging Facility

On June 12, 2009, the Company implemented a gold price protection program (“Hedging Facility”) for the Santa Elena Mine which was a requirement under the Project Loan (retired during fiscal 2011). The Hedging Facility was comprised of 55,000 ounces of gold sold forward at $926.50 per ounce.  As at June 30, 2012 the Hedging Facility delivery schedule was as follows:

Metal	Maturity	Hedging Facility (Ounces)	Settled (Ounces)	Deliverable (Ounces)
Gold	2010	746	746	-
	2011	17,628	17,628	-
	2012	9,650	6,710	2,940
	2013	17,700	-	17,700
	2014	9,276	-	9,276
		55,000	25,084	29,916

The Company does not hold this derivative instrument for trading purposes. The Company has determined that this program constitutes an effective economic hedge for the Santa Elena Mine; however, it does not meet the requirements for hedge accounting under IFRS. Financial derivative instruments, those which do not qualify for hedge accounting, are required under IFRS to be recorded at fair value (marked-to-market) at the financial position date, and the resulting gains or losses are to be included in the statement of operations.

As at June 30, 2012, the fair value of the Hedging Facility was calculated using the forward gold price of $1,606 (2011 - $1,599). A 10% appreciation (depreciation) in the market spot price of gold would result in approximately a $4,805,000 increase (decrease) in derivative instrument liability with a corresponding change in gain (loss) on derivative instruments.

Derivatives impact on statement of operations	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Fair value marked-to-market change on derivatives	$(2,360,560)	$3,506,088	$282,196	$5,905,041
Derivative revenue recorded (note 12)	(2,729,657)	(2,007,810)	(3,817,887)	(2,007,810)
Net derviatives impact on statement of operations	$(5,090,217)	$1,498,278	$(3,535,691)	$3,897,231

During the three months ended June 30, 2012, the Company recorded in the statement of operations an unrealized non-cash gain (loss) of $2,360,560 (2011 – ($3,506,088)) related to changes in the fair value of open derivative contracts. The Company recorded derivative revenue of $2,729,657 (2011 – $2,007,810) related to 4,210 (2011 – 3,440) gold ounces delivered into the Hedging Facility, resulting in a net non-cash gain (loss) on the statement of operations of $5,090,217 (2011 – ($1,498,278)).

During the six months ended June 30, 2012, the Company recorded in the statement of operations an unrealized non-cash gain (loss) of ($282,196) (2011 – ($5,905,041)) related to changes in the fair value of open derivative contracts. The Company recorded derivative

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

revenue of $3,817,887 (2011 – $2,872,848, of which $865,038 was capitalized) related to 5,569 (2011 – 5,306) gold ounces delivered into the Hedging Facility, resulting in a net non-cash gain (loss) on the statement of operations of $3,535,691 (2011 – ($3,897,231)).

10.    DERIVATIVE INSTRUMENTS (continued)

MBL requires the Company to maintain certain minimum debt service reserves and ratios based upon the Life of Mine Plan. The Company is required to have available cash reserves of a minimum of their aggregate operating and capital costs to be expended at the Santa Elena Mine in the ensuing period of four weeks consistent with the Life of Mine Plan. As at June 30, 2012 the Company had reserved $1,450,000 (2011 - $1,450,000) related to this funding obligation.

11.      CAPITAL STOCK AND RESERVES

Authorized Shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without par value.

Stock options

The Company has a stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options can be granted for a maximum term of 10 years, and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year.

Stock option transactions and the number of stock options outstanding and exercisable are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price - CAD$
As at December 31, 2010	4,900,000	$0.93
Issued	2,415,000	$1.62
Exercised	(943,750)	$0.72
Forfeited	(56,250)	$1.50
As at December 31, 2011	6,315,000	$1.22
Expired	(50,000)	$1.20
Exercised	(50,000)	$1.39
As at June 30, 2012	6,215,000	$1.22

Exercise Price - CAD$	Expiry Date	Number of Shares Issuable on Exercise	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price - CAD$	Number of Shares Issuable on Exercise	Weighted Average Exercise Price - CAD$
$1.39	January 7, 2013	150,000	0.52	$1.39	150,000	$1.39
$1.27	March 28, 2013	850,000	0.74	$1.27	850,000	$1.27
$1.03	July 14, 2013	850,000	1.04	$1.03	850,000	$1.03
$1.60	November 7, 2013	240,000	1.36	$1.60	120,000	$1.60
$0.45	January 8, 2014	100,000	1.53	$0.45	100,000	$0.45
$0.50	July 22, 2014	750,000	2.06	$0.50	750,000	$0.50
$0.80	October 21, 2014	100,000	2.31	$0.80	100,000	$0.80
$1.05	September 10, 2015	1,050,000	3.20	$1.05	1,050,000	$1.05
$1.94	February 15, 2016	175,000	3.63	$1.94	131,250	$1.94
$1.17	June 17, 2016	200,000	3.97	$1.17	150,000	$1.17
$1.65	August 2, 2016	1,450,000	4.09	$1.65	725,000	$1.65
$1.60	November 7, 2016	300,000	4.36	$1.60	150,000	$1.60
		6,215,000	2.55	$1.22	5,126,250	$1.14

Share-based compensation

During the six month period ended June 30, 2012, there were no incentive stock options granted. During the period ended June 30, 2011, the Company granted 375,000 incentive stock options with a weighted average fair value per option granted of CAD$0.86 for total fair value of $331,882. The share-based compensation recognized during the six month period ended June 30, 2012, under the fair value method, was $547,365 (2011 - $363,358).

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

11.      CAPITAL STOCK AND RESERVES (continued)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options.

	2012	2011
Risk-free interest rate	-	2.42%
Expected dividend yield	-	-
Expected stock price volatility	-	63.3%
Expected option lives	-	4.87 years

Warrants

Warrant transactions and the number of warrants outstanding are as follows:

	Number of	Weighted Average
	Warrants	Exercise Price - CAD$
As at December 31, 2010	5,000,000	$0.90
Issued	1,125,000	$1.60
Exercised	(562,500)	$1.60
As at December 31, 2011	5,562,500	$0.97
Exercised	(2,552,200)	$0.91
As at June 30, 2012	3,010,300	$1.02

Number of Warrants	Exercise Price - CAD$	Expiry Date
2,500,000	$0.90	November 12, 2012
510,300	$1.60	May 19, 2013
3,010,300

12.      REVENUES

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Gold revenue - Hedging Facility (1)	$6,625,190	$5,194,756	$8,971,342	$7,788,241
Gold revenue - Sandstorm (2)	1,259,026	623,704	2,678,820	967,957
Gold revenue - spot prices	4,509,247	-	15,643,401	-
Silver revenue	3,588,568	2,737,801	8,288,038	4,656,100
	15,982,031	8,556,261	35,581,601	13,412,298
Capitalized to Santa Elena Mine (3)	-	-	-	(4,856,037)
	$15,982,031	$8,556,261	$35,581,601	$8,556,261

Three months ended June 30, 2012

(1) The Company delivered 4,210 (2011 – 3,440) gold ounces into the Hedge Facility, at an average realized price of $925.38 (2011 - $926.22). Included in gold revenue is $2,729,657 (2011 - $2,007,810) which is the realized difference between market spot price as at the date of delivery and the hedge price of $926.50 per ounce applied to 4,210 (2011 – 3,440) gold ounces. The Company recorded the corresponding reduction in derivative instruments liability (note 10).

(2) The Company recorded $1,259,026 (2011 - $623,704) related to the delivery of 1,736 (2011 - 860) gold ounces to Sandstorm, which consists of $607,565 (2011 - $300,979) received in cash and $651,462 (2011 - $322,725) relating to amortization of deferred revenue (note 8).

Six months ended June 30, 2012

(1) The Company delivered 5,569 (2011 – 5,306) gold ounces into the Hedge Facility, at an average realized price of $925.51 (2011 - $926.19). Included in gold revenue is $3,817,887 (2011 - $2,872,848, of which $865,038 was capitalized) which is the realized difference between market spot price as at the date of delivery and the hedge price of $926.50 per ounce applied to 5,569 (2011 – 5,306) gold ounces. The Company recorded the corresponding reduction in derivative instruments liability (note 10).

 (2) The Company recorded $2,678,820 (2011 – $967,957 of which $344,252 was capitalized) related to the delivery of 3,693 (2011 – 1,327) gold ounces to Sandstorm, which consists of $1,292,710 (2011 - $464,277) received in cash and $1,386,110 (2011 - $503,680) relating to amortization of deferred revenue (note 8).

 (3) Prior to commencement of commercial production, April 1, 2011, proceeds from the sale of silver and gold were capitalized to the Santa Elena Mine (note 6).

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

13.      COST OF SALES

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Mining	$2,485,804	$1,447,812	$5,235,842	$2,476,449
Crushing	774,785	944,727	1,661,533	1,592,378
Processing	814,065	618,533	1,678,318	1,239,463
General and administrative	732,829	672,186	1,459,939	1,315,566
	4,807,483	3,683,258	10,035,632	6,623,856
Capitalized to Santa Elena Mine (1)		-		(2,708,439)
Inventory adjustment	(387,196)	(1,573,457)	(1,124,214)	(1,805,616)
	$4,420,287	$2,109,801	$8,911,418	$2,109,801

(1) Prior to April 1, 2011, mine operating expenses were capitalized to the Santa Elena Mine (note 6).

14.      GENERAL AND ADMINISTRATIVE

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
General exploration	$29,758	$39,085	$66,250	$72,256
Remuneration (note 16)	386,844	247,324	748,710	434,974
Professional fees (note 16)	135,661	132,370	295,731	278,929
Other corporate expenses	490,487	236,432	969,428	488,476
Mexico corporate expenses	177,128	198,193	311,956	198,193
	$1,219,878	$853,404	$2,392,075	$1,472,828

15.      EARNINGS (LOSS) PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Numerator
Comprehensive earnings (loss) for the period	$9,165,645	$790,429	$15,508,986	$(2,031,481)

Denominator
For basic - weighted average number of common shares outstanding	89,736,379	75,821,542	88,794,732	71,399,338
Effect of dilutive stock options and warrants	4,498,924	4,333,196	4,498,924	-
For diluted - adjusted weighted average number of common shares outstanding	94,235,303	80,154,738	93,293,656	71,399,338

Earnings (loss) per common share
Basic	$0.10	$0.01	$0.17	$(0.03)
Diluted	$0.10	$0.01	$0.17	$(0.03)

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

16.   RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties during the six months ended June 30, 2012:

Legal Fees

Paid or accrued $111,405 (2011 - $92,135) for legal fees, which were included in professional fees and $Nil (2011 - $109,490) for share issuance costs to a law firm of which an officer of the Company is a partner.

Key Management Compensation

	2012	2011
Salaries and short-term benefits	$397,178	$345,594
Directors' fees	45,180	27,648
Share-based payments	384,588	207,268
	$826,946	$580,510

Other transactions

Paid $59,776 (2011 - $40,000) for technical and administrative services to close members of the families of individuals who are part of key management personnel.

17.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental disclosure of significant non-cash transactions is provided in the table:

	2012	2011
Non-cash investing and financing activities
Capitalized to property, plant and equipment
Accounts payable and accrued liabilities	$325,000	$1,431,261
Sales of gold	$-	$(865,038)
Finance charge	$-	95,023

Capitalized to exploration and evaluation assets
Accounts payable and accrued liabilities	$865,099	$181,676

18.   COMMITMENTS

The Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Project. At June 30, 2012, these commitments totaled approximately $2,000,000 ($900,000 paid), all of which are expected to fall due over the next 12 months.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

19.      FINANCIAL INSTRUMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and short term investments with high-credit quality financial institutions. Receivables are due primarily from government agencies in Canada and Mexico.

c.	Foreign Currency Risk

The Company operates in Canada, United States and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At June 30, 2012, the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents and designated cash	$16,417,224	$18,504,064	$24,293	$34,945,581
Amounts receivable	250,942	-	2,554	253,496
Taxes receivable	-	-	5,138,964	5,138,964
Total Assets	16,668,166	18,504,064	5,165,811	40,338,041

Amounts payable and accrued liabilities	703,230	1,773,194	1,629,006	4,105,430
Taxes payable	-	-	1,706,000	1,706,000
Derivative instruments	-	20,328,516	-	20,328,516
Total Liabilities	703,230	22,101,710	3,335,006	26,139,946

Net Assets (Liabilities)	$15,964,936	$(3,597,646)	$1,830,805	$14,198,095

Based on the above net exposures at June 30, 2012, a 10% appreciation (depreciation) of the United States dollar against the Canadian dollar and Mexican Peso, with all other variables held constant, would result in approximately a $1,780,000 decrease (increase) in the Company’s comprehensive earnings for the period.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

19.  FINANCIAL INSTRUMENTS (continued)

At December 31, 2011, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents and designated cash	$8,298,127	$2,849,156	$42,991	$11,190,274
Short term investments	14,749,500	-	-	14,749,500
Amounts receivable	541,104	-	-	541,104
Taxes receivable	-	-	3,442,815	3,442,815
Total Assets	23,588,731	2,849,156	3,485,806	29,923,693

Amounts payable and accrued liabilities	387,275	1,785,234	497,378	2,669,887
Taxes payable	-	-	985,000	985,000
Derivative instruments	-	23,864,207	-	23,864,207
Total Liabilities	387,275	25,649,441	1,482,378	27,519,094

Net Assets (Liabilities)	$23,201,456	$(22,800,285)	$2,003,428	$2,404,599

d.    Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and short term investments. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates as they are held with large and stable financial institutions. At June 30, 2012, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the period.

e.    Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate the commodity price risk, the Company as a requirement under the Project Loan entered into a gold price protection program (note 10).

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, short term investments, amounts receivable, taxes receivable accounts payable and accrued liabilities and derivative instruments.

The fair values of amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturities of these financial instruments.

Financial instruments that are measured subsequent to initial recognition at fair value are grouped into a hierarchy based on the degree to which the fair value is observable. Level 1 fair value measurements are derived from unadjusted, quoted prices in active markets for identical assets or liabilities. Level 2 fair value measurements are derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability directly or indirectly. Level 3 fair value measurements are derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The Company’s cash and cash equivalents and short term investments are classified as Level 1 financial instruments and derivative instruments are classified as Level 2 financial instruments.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011                                                                                                                            TSX.V:SVL

20.           INCOME TAXES

The composition of the Company’s deferred tax assets and liabilities are as follows:

	June 30, 2012	December 31, 2011
Deferred Tax Assets (Liabilities)
Non-capital losses	$170,000	$-
Exploration and evaluation assets	3,399,000	3,628,000
Property, plant and equipment	(4,224,000)	(3,992,000)
Net defered tax liabilities	$(655,000)	$(364,000)

21.SEGMENTED INFORMATION

The Company has three reportable segments, those being the mine operations at Santa Elena, Mexico; mine exploration and evaluation projects at La Joya and Cruz de Mayo, Mexico; and Corporate. The Corporate segment is responsible for the evaluation and acquisition of new mineral properties, management of cash and cash equivalents, regulatory reporting and general corporate activities conducted in Canada and Mexico.

Geographic segment details are as follows:

June 30, 2012	Canada	Mexico	Total
Revenue	$-	$35,581,601	$35,581,601
Property, plant and equipment	39,539	33,868,149	33,907,688
Exploration and evaluation assets	-	7,351,420	7,351,420

December 31, 2011
Revenue	$-	$41,870,124	$41,870,124
Property, plant and equipment	41,231	32,807,667	32,848,898
Exploration and evaluation assets	-	4,352,304	4,352,304

Segmented information is presented as follows:

June 30, 2012	Santa Elena	Other Mexico Projects	Corporate	Total
Revenue	$35,581,601	$-	$-	$35,581,601
Cost of Sales	(8,911,418)	-	-	(8,911,418)
Depletion, depreciation and accretion	(2,980,138)	-	-	(2,980,138)
Mine operating earnings	23,690,045	-	-	23,690,045
Other income (expenses)	(594,152)	-	(2,531,492)	(3,125,644)
Net income (loss) before taxes for the period	$23,095,893	$-	$(2,531,492)	$20,564,401

Property, Plant and Equipment	$33,868,149	$-	$39,539	$33,907,688
Exploration and evaluation assets	$-	$7,351,420	$-	$7,351,420

June 30, 2011	Santa Elena	Other Mexico Projects	Corporate	Total
Revenue	$8,556,261	$-	$-	$8,556,261
Cost of Sales	(2,109,801)	-	-	(2,109,801)
Depletion, depreciation and accretion	(741,373)	-	-	(741,373)
Mine operating earnings	5,705,087	-	-	5,705,087
Other income (expenses)	(6,103,234)	-	(2,229,416)	(8,332,650)
Loss for the period	$(398,147)	$-	$(2,229,416)	$(2,627,563)

Property, Plant and Equipment	$32,776,414	$-	$6,943	$32,783,357
Exploration and evaluation assets	$-	$2,800,818	$-	$2,800,818